June 1, 2006

Via Facsimile (925) 871-4046 and U.S. Mail

Chip Patterson, Esq.
Senior Vice President and General Counsel
MacKenzie Patterson Fuller, Inc.
1640 School Street
Moraga, CA  94556

RE:	ICON Cash Flow Partners L.P. Seven
Schedule TO-T filed May 30, 2006 by MPF-NY 2006, LLC; Moraga Gold, LLC; MPF DeWaay Fund 3, LLC; MPF Flagship Fund 11, LLC; MPF Blue Ridge Fund I, LLC; MPF Blue Ridge Fund II, LLC; MPF Senior Note Program I, LP; MacKenzie Patterson Special Fund 7, LLC; MPF DeWaay Premier Fund 3, LLC; MacKenzie Patterson Special Fund 6, LLC; MacKenzie Patterson Special Fund 6-A, LLC; MPF Income Fund 22, LLC;
MPF Income Fund 22, LLC; MPF DeWaay Fund 4, LLC; MPF DeWaay
Premier
Fund 3, LLC; and, MacKenzie Patterson Fuller, LP
      File No. 005-81835

Dear Mr. Patterson:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Offer to Purchase

Summary Term Sheet - Is the Financial Condition of the Bidders Relevant...?, page 5
1. You mention here that the Purchasers "have no intention to take control of the Partnership," and yet you are making a tender offer for all of the Units which, if succesful, would result in your control of the partnership. Please revise to clarify throughout your offer document.

Section 7.  Effects of the Offer, page 15
2. You indicate here that the limitation on resales will not affect the tender of units under this Offer because you "will pay for the Units upon confirmation that the general partner will recognize the change of address for distributions and correspondence on the Units..." and you will "then wait to transfer the Units tendered until the Partnership can effect the transfer of record title in accordance with the Partnership Agreement." Considering you are offering to purchase all of the securities of ICON, it would appear that it is possible that this provision will be triggered. We note your indication that you plan to pay promptly upon confirmation of the change of address, however, it is not clear to us how the recognition by the general partner of ownership and change of address does not, in and of itself, trigger the transfer restrictions of the
Partnership Agreement. Also disclose (i) if true, that from a tax standpoint the transaction has been completed so that holders are aware that they should consider the tax effects of this transaction even in the event that the general partner precludes the transfer, or
(ii) if the prior clause is not true, the tax implications, if any, associated with this mechanism considering holders will be in receipt of consideration from you, however, will continue to be record holders of the units. Finally, please also explain that this record transfer may be delayed for an indefinite period of time.

Closing Information

      Please amend your filing promptly to comply with our comments.
If you do not agree with a comment, please tell us why in your response. If the information you provide in response to our comments materially changes the information that you have already provided to unit holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information. Depending upon your response to these comments, a supplement may need to be sent to unit holders.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the bidder is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

	In connection with responding to our comments, please provide, in writing, a statement from the offerors acknowledging that:

* the offerors are responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the offerors may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.


								Sincerely,



								Daniel F. Duchovny
								Special Counsel
								Office of Mergers &
Acquisitions
Chip Patterson, Esq.
MacKenzie Patterson Fuller, Inc.
June 1, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE